P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

8 September 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

LONDON GATEWAY APPOINTMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

News Release

5 September 2005

LONDON GATEWAY APPOINTMENT

P&O announces that Main Board Director, Michael Gradon, is appointed Chief Executive, London Gateway. In this new role, he will take on Board responsibility for the £1.5 billion port and business park projects at London Gateway in Thurrock, Essex. The government announced on 20 July that both projects had received conditional approval.

Michael Gradon is Director, Commercial and Legal Affairs. In his present position, Michael is already responsible, as Chairman of P&O Estates, for London Gateway business park. Prior to the government's announcement, Michael Seymour, P&O Ports Regional Director, Americas, was responsible for London Gateway port. Mike will now resume his full time position back in the US.

Commenting on the announcement, P&O Chief Executive Robert Woods said "The London Gateway projects are a major opportunity for P&O and an important area for future investment. With Michael Gradon's appointment to this new position, we will now be able to take an overall view at Board level of both projects. I should like to thank Mike Seymour for his excellent work in developing the London Gateway port project to its present stage."

Michael Gradon is currently also P&O's Company Secretary. Following his new appointment, he will be stepping down from this role. His replacement as Company Secretary will be announced shortly.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7321 4572

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73